UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

☒ Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

OR

☐ Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2010 and 2009

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	Insero & Company CPAs,P.C.
Certified Public Accountants

Rochester, New York
June 27, 2011

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CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

Assets	2010	2009
Investments, at Fair Value
Mutual Funds	$85,297,061	$65,258,273
Common Collective Trust	11,208,441	10,514,964
Common Stock	6,028,621	5,298,213
Preferred Stock	59,519	95,927
Corporate Bonds	184,662	196,860
Money Market Funds	9,173,564	9,522,586
Non-interest bearing cash	173	-

Total Investments	111,952,041	90,886,823

Notes Receivable from Participants	3,389,975	2,903,797

Receivables
Participant Contributions	-	38,343
Employer Contributions	-	3,914,546
Other Receivable	4,292	51

Total Receivables	4,292	3,952,940

Total Assets	115,346,308	97,743,560

Liabilities
Excess Contributions Payable	367,193	130,260
Other Liabilities	92	1,209

Total Liabilities	367,285	131,469

Net Assets Available for Benefits at Fair Value	114,979,023	97,612,091

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(91,135)	195,527

Net Assets Available for Benefits	$114,887,888	$97,807,618

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,548,270
Net appreciation in fair value of investments	10,697,713
Interest on notes receivable from participants	171,253
Contributions:
Participants	8,845,965
Employer	6,263,581

Total Additions	27,526,782

Deductions from net assets attributed to:
Administrative expenses	88,562
Distributions to participants	10,357,950

Total Deductions	10,446,512

Net Increase	17,080,270

Net Assets Available for Benefits at Beginning of Year	97,807,618

Net Assets Available for Benefits at End of Year	$114,887,888

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan").  The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”).  Effective January 1, 2010, the Company matches 100 percent of each participant's contribution up to a maximum of 7 percent of participant compensation. Prior to that, the Company matched 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation.  Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses.  Forfeitures reduced employer contributions by approximately $288,800 in 2010.  At December 31, 2010 and 2009, forfeited non-vested accounts totaled $17,600 and $11,150, respectively.

At December 31, 2010, the Plan has recorded a liability of $367,193 for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

During the second quarter of 2009, the Plan was amended to allow for a 2009 discretionary employer contribution.  The Company made a discretionary contribution in 2010 of approximately $3,843,000 for all eligible employees employed as of December 31, 2009 and certain employees retiring in 2009 equal to 3% of compensation, as defined in the Plan.  The Plan included this amount in the employer contribution receivable as of December 31, 2009.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon.  A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature.  Participants may change their investment options on a daily basis.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence.  Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned.  Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Financial Accounting Standards Board (“FASB”) guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Index

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$9,481,314	$-	$9,481,314
Communications	19,428	-	19,428
Diversified Emerging Markets	37,413	-	37,413
Fixed Income Funds	8,402,266	-	8,402,266
High Yield Bond	2,747	-	2,747
Intermediate Term Bond	54,989	-	54,989
International	6,628,563	-	6,628,563
Large Blend	8,418,520	-	8,418,520
Large Growth	4,814,955	-	4,814,955
Large Value	6,324,462	-	6,324,462
Mid Cap Value	9,124	-	9,124
Mid Cap Blend	10,529,748	-	10,529,748
Mid Cap Growth	10,696,828	-	10,696,828
Real Estate	5,250	-	5,250
Sector Funds	113,541	-	113,541
Small Blend	3,486,687	-	3,486,687
Target Date Funds	16,271,226	-	16,271,226
Common Stock	6,028,621	-	6,028,621
Preferred Stock	59,519	-	59,519
Common Collective Trust (a)	-	11,208,441	11,208,441
Corporate Bonds	184,662	-	184,662
Money Market Funds (b)	-	9,173,564	9,173,564
Total Assets at Fair Value	$91,569,863	$20,382,005	$111,951,868

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$8,864,027	$-	$8,864,027
Bear Market	16,865	-	16,865
Communications	15,323	-	15,323
Diversified Emerging Markets	30,814	-	30,814
Fixed Income Funds	5,513,987	-	5,513,987
High Yield Bond	2,417	-	2,417
Intermediate Term Bond	8,016	-	8,016
International	5,803,231	-	5,803,231
Large Blend	7,372,999	-	7,372,999
Large Growth	3,812,873	-	3,812,873
Large Value	5,807,756	-	5,807,756
Mid Cap Value	7,820	-	7,820
Mid Cap Blend	8,579,677	-	8,579,677
Mid Cap Growth	8,606,405	-	8,606,405
Real Estate	4,031	-	4,031
Sector Funds	17,485	-	17,485
Small Blend	2,204,363	-	2,204,363
Target Date Funds	8,590,184	-	8,590,184
Common Stock	5,298,213	-	5,298,213
Preferred Stock	95,927	-	95,927
Common Collective Trust (a)	-	10,514,964	10,514,964
Corporate Bonds	196,860	-	196,860
Money Market Funds (b)	-	9,522,586	9,522,586
Total Assets at Fair Value	$70,849,273	$20,037,550	$90,886,823

(a)
Represents a Managed Income Portfolio consisting of a commingled group of assets managed by Fidelity Management Trust Company. The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.

(b)
This category is comprised of the interest bearing cash and the Fidelity Retirement Money Market.

The Fidelity Retirement Money Market fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service (IRS).  The Plan has been amended since receiving the determination letter.  In January, 2011, the Plan Administrator applied for a new determination letter and has not yet received a response from the IRS.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for benefits at December 31, 2010 and 2009 consist of the following:

	2010	2009
	Current Value	Current Value
Fidelity Managed Income
Portfolio Fund	$11,208,441	$10,514,964
Fidelity Puritan Fund	9,481,314	8,864,027
Fidelity Retirement Money
Market Fund	7,573,931	7,935,334
Rainier Small/Mid Cap Fund	7,301,650	6,268,835
Fidelity Low-Priced Stock Fund	7,194,945	6,094,107
Fidelity Investment Grade Bond Fund	6,730,410	5,116,317
Spartan 500 Index Fund	6,708,765	6,328,687
Fidelity Diversified International Fund	6,131,423	5,566,296
Fidelity Equity Income Fund	N/A	5,481,500

Net appreciation in the fair value of investments for the year ended December 31, 2010 is as follows:

Mutual funds	$10,003,222
Common stocks	683,287
Preferred stocks	6,660
Corporate bonds	4,544
$10,697,713

5.	Transactions with Parties-in-Interest

As of December 31, 2010 and 2009, the Plan held certain securities issued by the Company as follow:

	December 31, 2010		December 31, 2009
	Number of Shares	Fair Value	Number of Shares	Fair Value

CONMED Corporation
Common Stock	138,546	$3,661,771	151,572	$3,455,842

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Participant loans also qualify as party-in-interest transactions.

Index

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	December 31,	December 31,
	2010	2009
Net Assets Available for Benefits Per
the Financial Statements	$114,887,888	$97,807,618

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	91,135	(195,527)

Net Assets Available for Benefits Per the Form 5500	$114,979,023	$97,612,091

Net Increase in Net Assets Available for Benefits Per
the Financial Statements	$17,080,270

Change in Adjustment from Contract Value to Fair Value
for Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	286,662

Net Income Per the Form 5500	$17,366,932

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CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Current
Identity of Issue/Description of Investment	Value

Fidelity Freedom Funds**	$16,590,517
Fidelity Managed Income Portfolio Fund**	11,208,441
Fidelity Puritan Fund**	9,481,314
Fidelity Retirement Money Market Fund**	7,573,931
Rainier Small/Mid Cap Fund	7,301,650
Fidelity Low-Priced Stock Fund**	7,194,945
Fidelity Investment Grade Bond Fund**	6,730,410
Spartan 500 Index Fund**	6,708,765
Fidelity Diversified International Fund**	6,131,423
Participant - Directed Brokerage Link Account	5,315,022
Fidelity Capital Appreciation Fund**	4,685,982
Fidelity Equity Income Fund**	4,651,455
CONMED Corporation Common Stock **	3,661,771
WFA Small Cap Value Z Fund	3,440,642
Needham Growth Fund	3,327,761
FAM Value Fund	2,923,058
MFS Value Fund R4	1,649,439
T. Rowe Price Dividend Growth Fund	1,259,133
Vanguard Total Bond Market Fund	1,018,452
Spartan International Index Fund**	285,902
Spartan Extended Market Index Fund**	285,468
Interest Bearing Cash Accounts	275,318
LM CM Value Trust FI Fund	251,069

Participant loans, interest rates from 4.25% to
10.50% and maturities from 2011 to 2025**	3,389,975

$115,341,843

** Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

	By: /s/	Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President – Finance and
Chief Financial Officer
CONMED Corporation

Date: June 27, 2011